

Mail Stop 3720

May 11, 2007

Roy Guthrie
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **RE: Discover Financial Services**
> **Amendments No. 1 and 2 to Form 10-12B**
> **Filed May 1, 2007 and May 9, 2007**
> **File No. 1-33378**

Dear Mr. Guthrie:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Exhibits

1.   We note that the separation and distribution agreement filed as exhibit 2.1 and the transition services agreement filed as exhibit 10.3 refer to schedules and exhibits that are not included with the filed exhibits. Please file your agreements in their entirety, or comply with the requirements of Item 601(b)(2) of Regulation S-K if you are relying on that item to omit the schedules and exhibits to the agreements.

Exhibit 99.1 Information Statement

Summary, page 1

Payments to Morgan Stanley in Connection with the Distribution, page 3

2.   Briefly disclose whether you obtained funding from Morgan Stanley at market rates or at rates that are more favorable to either Morgan Stanley or Discover. Disclose the dollar amount of indebtedness you have incurred or will incur in connection with the spin-off, including intercompany repayments and dividend payments. Briefly discuss how you intend to repay the intercompany funding and pay the dividend to Morgan Stanley. Explain in more detail in your management's discussion and analysis the anticipated impact on your liquidity and results of operations of paying higher or lower rates on new and/or future funding.

3.   Clarify what you mean by your statement that, "consistent with past practice," you expect to pay a dividend to Morgan Stanley.

4.   We note your response to prior comment seven of our letter dated April 20, 2007. Please disclose the total amount of the dividend you have already paid and expect to pay to Morgan Stanley in connection with the spin-off to reach your targeted stockholder's equity. Clarify whether the amount of the dividend you have not paid yet may change from the current estimate of $100 million, and disclose when the final amount of the dividend will be determined.

Reasons for the Distribution, page 4

5.   Clarify what you mean by your reference to "record results" by Discover in 2006. For example, clarify whether you are referring to revenues, net income, and/or some other measure.

Questions and Answers About the Distribution, page 6

6.   We note your response to prior comment ten of our letter dated April 20, 2007. Please disclose that Morgan Stanley may waive the receipt of tax rulings or opinions of counsel that the distribution will be tax free to Morgan Stanley stockholders. You may then disclose Morgan Stanley's intention with respect to waiving the condition and proceeding with the distribution if the condition is not met.

Unaudited Pro Forma Condensed Combined Financial Statements, page 39

7.   Please refer to prior comment 35 of our letter dated April 20, 2007. Expand to disclose that "the entire liquidity reserve has been funded through the placement of brokered certificates of deposit." Also, if a portion of these certificates of deposit was issued to Morgan Stanley, disclose this fact and whether it represented a significant portion of the funding of your liquidity reserve.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

8.   Please refer to note (d). Per page 40, we note that you will repay the $2.615 billion of deposits from the Morgan Stanley Global Wealth Management Bank Deposit Program. Disclose the amount of the new deposits and repayment of deposits on a gross basis to arrive at the $3.466 billion adjustment for incremental deposits sourced by you.

9.   Please refer to note (f). Confirm to us that you plan to repay the $540 million in Federal Funds as part of the transaction. If not, tell us why it is appropriate to eliminate this short-term borrowing in the pro forma financial statements. We are unable to locate the reduction in cash for the repayment in note (a).

Management's Discussion and Analysis…, page 50

Introduction and Overview, page 50

10.   We note your response to prior comment 43 of our letter dated April 20, 2007. Please elaborate on the steps that management is taking to make your U.K. operations profitable, as it is not clear how much the enumerated steps have helped or will help with expected trends in your U.K. operations.

Segments, page 52

U.S. Card, page 55

11.   Please discuss in more detail how the favorable valuation of your interest-only strip receivable in 2006 contributed to the decrease in other income in the current quarter. Also, discuss in more detail why you had a lower level of securitization transactions in the current quarter including whether you expect this trend to continue or change and the reasons why.

Arrangements Between Us and Morgan Stanley, page 120

12.   From the introductory paragraph to this section, it appears that you intend to file as exhibits to the Form 10 all the agreements summarized in this section. Please tell us whether this is your intention.

Financial Statements

Note 3. Retained Interests in Securitized Assets, page F-9
Note 3. Loans Held for Sale, page F-9
Note 3. Loan Receivables, page F-10

13.   Please refer to prior comments 56-70. We are still considering your responses.

Note 17. Other Expenses, page F-36

14.   Please refer to prior comment 73 of our letter dated April 20, 2007. Notwithstanding your response, revise to reclassify the allocated charges from Morgan Stanley to the applicable other expense line items in the combined statements of income. It is our understanding that these charges represent the costs incurred by Morgan Stanley on your behalf and the charges were based on an allocation method you determined to be reasonable.

Note 21. Litigation, page F-42
Unaudited Pro Forma Condensed Combined Financial Statements, page 39

15.   Please refer to prior comment 74. Disclose an estimate of the possible loss under paragraph 10 of SFAS 5.

*   *   *   *

        Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile
        Jeffrey Small
        Jane MacRae
        Davis Polk & Wardwell